NEWS RELEASE

New Multi-User Deep Water Dock at Port of Sept-Îles on Time and on Budget

October 30th, 2012	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) (“Alderon”) is pleased to announce that work on the new multi-user deep water dock at the Port of Sept-Îles, Quebec is on time and within budget.  Construction of the new facility is expected to be completed by the end of March 2014.

The first phase of the program is now complete and included dredging in order to allow for the loading of large capesize vessels.  This work was carried out by Ocean Group Inc., the recognized leader in integrated marine services throughout Eastern Canada.

Construction of the dock commenced during the first week of October and is being carried out by Pomerleau Inc, the largest construction company in Quebec.  The driving of the first piles is planned for mid-November.

“We are extremely pleased that the Sept-Îles Port Authority is making such good progress on the construction of the new facility,” says Tayfun Eldem, President and CEO of Alderon. “This should allow for all the necessary port infrastructure to be in place in accordance with Alderon’s project development timeline.”

For additional information about the Port of Sept-Îles and Alderon’s agreement with the Port, please refer to Alderon News Releases dated February 14, 2012 and July 16, 2012 respectively.

Alderon also announces that while the progress of the feasibility study on the Kami Property continues to advance, certain engineering studies and optimization analyses within the overall feasibility initiative are taking more time to conduct and finalize than originally anticipated.  The results of the study may still be released during the fourth quarter of 2012, but in any event, the results of the feasibility study will be released prior to January 31, 2013. This delay will not affect Alderon’s project development timeline.

About Alderon

Alderon is a leading iron ore development company in Canada.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Additional information about the Kami Project can be found in the technical report filed on SEDAR at www.sedar.com entitled: “Technical Report Preliminary Economic Assessment of the Rose Central Deposit and Resource Estimate for the Rose Central, Rose North and Mills Deposits of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated effective October 26, 2011.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J. Morabito"
Executive Chairman

Montreal Office	St. John’s Office	Labrador City	Toronto Office	Vancouver Office
T: 514-281-9434	T: 709-576-5607	T: 709-944-4821	T: 416-309-2138	T: 604-681-8030
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E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Konstantine Tsakumis
1-866-683-8030 ext. 232

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this press release include, but are not limited to, statements with respect to: (i) the completion of port infrastructure; (ii) Alderon’s development timeline; and (iii) the timing of the feasibility study.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property (as defined herein) in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulators. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.